UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Duckwall-ALCO Stores, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

264142100
(CUSIP Number)

December 17, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

_______________
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 264142100	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Aviva PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 460,157**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 460,157**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,157**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%***
12.	TYPE OF REPORTING PERSON CO, IC, HC
* See Item 2(a).
** See Items 4(a).
*** See Item 4(b).

CUSIP No. 264142100	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Aviva Group Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 460,157**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 460,157**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,157**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%***
12.	TYPE OF REPORTING PERSON CO
* See Item 2(a).
** See Items 4(a).
*** See Item 4(b).

CUSIP No. 264142100	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Aviva Investors Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 460,157**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 460,157**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,157**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%***
12.	TYPE OF REPORTING PERSON CO
* See Item 2(a).
** See Items 4(a).
*** See Item 4(b).

CUSIP No. 264142100	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Aviva Investors Global Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 460,157**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 460,157**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,157**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%***
12.	TYPE OF REPORTING PERSON CO, IA
* See Item 2(a).
** See Items 4(a).
*** See Item 4(b).

CUSIP No. 264142100	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Aviva Life & Pensions Ireland Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 226,874**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 226,874**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,874**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%***
12.	TYPE OF REPORTING PERSON CO
* See Item 2(a).
** See Items 4(a).
*** See Item 4(b).

CUSIP No. 264142100	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Aviva Insurance (Europe) PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 233,283**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 233,283**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,283**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%***
12.	TYPE OF REPORTING PERSON CO
* See Item 2(a).
** See Items 4(a).
*** See Item 4(b).

CUSIP No. 264142100	Page 8 of 13 Pages

Item 1(a).	Name of Issuer.

Duckwall-ALCO Stores, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

        401 Cottage Street
        Abilene, Kansas 67410-2832

Item 2(a).	Name of Person Filing.

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1), promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

•	Aviva PLC (“Aviva”);

•	Aviva Group Holdings Limited (“AGHL”);

•	Aviva Investors Holdings Limited (“AIHL”);

•	Aviva Investors Global Services Limited (“AIGSL”);

•	Aviva Life & Pensions Ireland Limited (AL&PIL”); and

•	Aviva Insurance (Europe) PLC (“AIE”),

or, collectively, the “Reporting Persons.”  The Reporting Persons have entered into a joint filing agreement dated December 17, 2010, a copy of which is filed with this Schedule 13G as Exhibit A and pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement is not to be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person.

Item 2(b).   Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is c/o Aviva Investors Global Services Limited, No. 1 Poultry, London, England, EC2R 8EJ.

Item 2(c).	Citizenship.

Each of the Reporting Persons is a company organized under the laws of the United Kingdom, except that AL&PIL and AIE are companies organized under the laws of Ireland.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $.0001 per share (“Issuer Common Stock”).

Item 2(e)	CUSIP Number.

264142100

CUSIP No. 264142100	Page 9 of 13 Pages

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)        [   ]       Broker or dealer registered under Section 15 of the Exchange Act.

        (b)        [   ]       Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)        [X]       Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d)        [   ]       Investment company registered under Section 8 of the Investment Company Act.

        (e)        [   ]       An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f)        [   ]       An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g)        [   ]       A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

      (h)         [   ]       A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                (i)         [   ]       A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)          [   ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons may be deemed in the aggregate to beneficially own 460,157 shares of Issuer Common Stock, as follows:

            (i)   Aviva:          460,157

            (ii)   AGHL:       460,157

                                     (iii)   AIHL:       460,157

                (iv)  AIGSL:      460,157

               (v)   AL&PIL:     226,874

              (vi)   AIE:          233,283

(b)	Percent of class:

The Reporting Persons may be deemed in the aggregate to beneficially own approximately 12.0% of the issuer’s outstanding Issuer Common Stock, as follows:

          (i)       Aviva:                          12.0%

          (ii)      AGHL:                          12.0%

          (iii)     AIHL:               12.0%

CUSIP No. 264142100	Page 10 of 13 Pages

            (iv)   AIGSL:                                12.0%

                         (v)    AL&PIL:                              5.9%

                         (vi)   AIE:                                      6.1%

All percentages set forth in this Schedule 13G are based upon 3,839,395 shares of Issuer Common Stock outstanding at August 1, 2010, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2010 (filed on September 10, 2010, as amended on September 24, 2010).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

(i)      Aviva:                                460,157

(ii)      AGHL:                               460,157

(iii)     AIHL:                                 460,157

(iv)     AIGSL:                               460,157

(v)      AL&PIL:         226,874

(vi)     AIE:         233283

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

             (i)        Aviva:                               460,157

             (ii)      AGHL:                               460,157

             (iii)     AIHL:                                460,157

             (iv)     AIGSL:                              460,157

              (v)      AL&PIL:                          226,874

             (vi)      AIE:                                  233,283

CUSIP No. 264142100	Page 11 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

AIGSL serves as investment manager in respect of accounts for which AL&PIL and AIE are the legal and beneficial owners (collectively referred to as the “Funds”). In its role as an investment manager, AIGSL possesses voting and/or investment power over the securities of the issuer that are owned by the Funds and therefore may be deemed for U.S. security law purposes to be the beneficial owner of the shares of the issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

    Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 264142100	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2010	AVIVA PLC

By: /s/ L. Spencer
L. Spencer, Authorized Signatory

AVIVA GROUP HOLDINGS LIMITED

By: /s/ E. Nicholls
E. Nicholls, Authorized Signatory

AVIVA INVESTORS HOLDINGS LIMITED

By: /s/ Siobhan Boylan
Siobhan Boylan, Authorized Signatory

AVIVA INVESTORS GLOBAL SERVICES LIMITED

By: /s/ Claire Valentine
Claire Valentine, Authorized Signatory

AVIVA LIFE & PENSIONS IRELAND LIMITED

By: Aviva Investors Global Services Limited, as investment manager

By: /s/ Claire Valentine
Claire Valentine, Authorized Signatory

AVIVA INSURANCE (EUROPE) PLC

By: Aviva Investors Global Services Limited, as investment manager

By: /s/ Claire Valentine
Claire Valentine, Authorized Signatory

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 17, 2010	AVIVA PLC

By: /s/ L. Spencer
L. Spencer, Authorized Signatory

AVIVA GROUP HOLDINGS LIMITED

By: /s/ E. Nicholls
E. Nicholls, Authorized Signatory

AVIVA INVESTORS HOLDINGS LIMITED

By: /s/ Siobhan Boylan
Siobhan Boylan, Authorized Signatory

AVIVA INVESTORS GLOBAL SERVICES LIMITED

By: /s/ Claire Valentine
Claire Valentine, Authorized Signatory

AVIVA LIFE & PENSIONS IRELAND LIMITED

By: Aviva Investors Global Services Limited, as investment manager

By: /s/ Claire Valentine
Claire Valentine, Authorized Signatory

AVIVA INSURANCE (EUROPE) PLC

By: Aviva Investors Global Services Limited, as investment manager

By: /s/ Claire Valentine
Claire Valentine, Authorized Signatory